Exhibit 99.1

Inspira™ introduces high-end platform for bio-mimicking blood parameters for development and testing of core technologies

Ra’anana, Israel, February 22, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a breakthrough medical technology company targeting to supersede mechanical ventilators, has unveiled an exclusive in-house capability designed to simulate both the arterial and venous blood parameters of patients with specific medical conditions without the need of in vivo animal testing. This platform has played, and will continue to play, a vital role in advancing the development of our HYLA Blood Sensor and VORTX Orbiting blood oxygenation delivery system, which are the core technologies of the Inspira ART500.

Using unique methods and equipment, our team of scientists has the ability to simulate human blood conditions based on a predefined medical profile. The proprietary setting allows the management of blood parameters continuously and in real-time for a range of blood flow rates in order to simulate a patient’s oxygen-deficient and carbon dioxide-rich blood after it has flowed through body organs and tissues.

We believe that these break-through capabilities may enable us to further expand our research within a shorter timeframe and with a better use of resources, thereby reducing time and costs. The increased access to data is an important contributing factor towards efforts to accelerate the development, testing and release of new technologies and products as well as for more advanced verification and validation prior to regulatory submissions. This platform allows Inspira Technologies to control the blood parameters over a wide range, allowing it to test the efficacy and accuracy of its technologies in key scenarios, such as simulating the blood parameters of patients who may suffer from acute medical conditions. The Company’s high-end lab capabilities include the means for monitoring oxygen and carbon dioxide levels and detecting hemolysis and other key parameters and elements under extreme conditions.

The Chief Technology Officer of Inspira Technologies, Dr. Daniella Yeheskely-Hayon, stated: “Inspira Technologies focuses on developing advanced blood monitoring and oxygen delivery technologies through its high-end testing platforms which allows it perform wider range-controlled testing while minimizing the need to perform in vivo animal testing.”

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of its high-end platform, that the platform will continue to play a vital role in advancing the development of the Inspira ART500, and the belief that these break-through capabilities may enable the Company to expand its research in a cost-efficient manner. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-087

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